ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

15 February 2002

02015582

02 MAR -1 AM 8:50

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

PROCESSED
MAR 05 2002
P THOMSON FINANCIAL

Gentlemen

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully

TED BRINDAL
Company Secretary

dlw 3/4

Lodgement with Australian Stock Exchange:
14 Feb 2002: FAR Notes on Proxy Appt Authority
14 Feb 2002: FAR Notice of Meeting 19Mar02
14 Feb 2002: FAR Proxy 19Mar02.pdf

S:CoSecretary/ADR's/Securities Exchange Letter

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

FIRST AUSTRALIAN RESOURCES LTD ABN 41 009 117 293

Notes on Appointment of Proxy

1. (a) A Member entitled to attend and vote is entitled to appoint a proxy to attend and vote on his or her behalf at the General Meeting.

   (b) A Member who is entitled to cast two or more votes may appoint not more than two proxies to attend and vote on his or her half. Where more than one proxy is appointed, each proxy should be appointed to represent a specific proportion of the Member's voting rights. If that Member appoints two proxies and the appointment does not specify the percentage of votes, each proxy may exercise half the vote.

   (c) If the instructions to proxy section of the form is not completed the proxy may vote or abstain as he or she thinks fit. If you wish to direct your proxy how to vote on any item, place a mark in the appropriate box. If a mark is placed in a box, your total shareholding will be voted in that manner. You may, if you wish, split your voting direction by inserting the number of shares you wish to vote in the appropriate box. The direction will be invalid if a mark is made against more than one box for a particular item, or, if you have split your direction, if the total shareholding shown in "FOR", "AGAINST" and "ABSTAIN" boxes is more than your total shareholding on the share register. Each person who attends the meeting is entitled to one vote only on a show of hands. A person who holds proxies for more than one shareholder cannot vote on a show of hands if he or she holds proxies directing him or her to vote both for and against a resolution.

2. A proxy need not be a member of the Company.

3. Proxies will only be valid and accepted by the Company if they are signed and forwarded to either:

   - The Company's Share Registry – Advance Share Registry, Level 7, 200 Adelaide Terrace, Perth, Western Australia 6000;
   - The post office box address shown on the enclosed envelope;
   - The facsimile number (08) 9322 5116 or
   - The registered office of the Company at the address on the face of this Proxy Form,

   not later than 10:00am on 15 March 2002, which is 48 hours before the meeting.

4. The Proxy Form may also be lodged electronically not later than 10:00 am on 15 March 2002, which is 48 hours before the appointed time for the holding of the General Meeting at First Australian Resources Ltd email admin@faml.com.au. If you lodge your proxy Form electronically it is not necessary to also return a paper copy to the Company's registered office. Attorneys are unable to lodge the Proxy Form electronically.

5. The Member or his Attorney must sign a Proxy Form and in the case of joint Members, any joint Members may sign the Proxy Form. If the Member is a company, two Directors or a Director and the Company Secretary must sign. If a company is a proprietary company that has a sole Director who is also the sole Company Secretary, that Director may sign.

   If the Proxy Form is signed by an Attorney of the Member, the authority under which the Proxy Form was signed or a certified copy of the authority must be provided to the Company not less than 48 hours before the appointed time for the holding of the General Meeting.

6. If a representative of a company Member is to attend the meeting the appropriate "Certificate of Appointment of Representative" should be produced prior to admission. A form of this Certificate may be obtained from the Company's Share Registry.

FIRST AUSTRALIAN RESOURCES LIMITED
ACN 009 117 293

NOTICE OF GENERAL MEETING

and

EXPLANATORY MEMORANDUM

Date of Meeting:	Tuesday, 19 March 2002
Time of Meeting:	10.00am
Place of Meeting:	First Australian Resources Limited Level 1, 87 Colin Street West Perth, Western Australia

This Notice of General Meeting and Explanatory Memorandum should be read in their entirety. If members are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

FIRST AUSTRALIAN RESOURCES LIMITED
ACN 009 117 293

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of members of First Australian Resources Limited ("**FAR**" or "**Company**") will be held at FAR's offices at 1st Floor, 87 Colin Street, West Perth, Western Australia on Tuesday 19 March 2002 at 10.00am.

The Explanatory Memorandum which accompanies and forms part of this Notice of General Meeting ("**Notice**") describes the various matters to be considered.

AGENDA

1. RATIFICATION OF PREVIOUS PLACEMENT

To consider and, if thought fit, to pass the following **ordinary resolution**:

*"That for the purposes of Listing Rule 7.4 and all other purposes, the members of FAR hereby approve the issue and allotment of 9,200,000 ordinary fully paid shares ("**Shares**") and attaching free Options ("**Options**") at a price of $0.14 per Share to those persons referred to in Section 2 of the Explanatory Memorandum."*

> FAR will disregard any votes cast on this resolution by those persons named as allottees in Section 2 of the Explanatory Memorandum and an associate of any of those allottees. However, FAR need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

2. APPROVAL TO ISSUE SECURITIES

To consider and, if thought fit, to pass the following **special resolution**:

*"That the directors of the Company be authorized to issue up to 30,000,000 ordinary **Shares** in the capital of the company together with up to 30,000,000 attaching **Options** each of which will upon exercise entitle the holder to acquire on ordinary share in the capital of the Company for an exercise price of 14 cents if exercised on or before 31 July 2002 and an exercise price of 20 cents if exercised between 1 August 2002 and the expiry date of 31 July 2003."*

> FAR will disregard any votes cast on this resolution by a person who may participate in the proposed issue and a person who might obtain a benefit if the resolution is passed (except a benefit solely in the capacity of a security holder) and an associate of that person. However, FAR need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

BY ORDER OF THE BOARD

Albert Edward Brindal
Company Secretary
DATED: 14 February 2002

Note – Proxies

A security holder entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to attend and vote in his/her stead. Where more than one proxy is appointed, each proxy may be appointed to represent a specified proportion of the security holder's voting rights. If each proxy is not appointed to represent a specified proportion of voting rights each proxy may exercise half of the votes. A proxy need not be a security holder of the company. Proxies must be lodged at the registered office of the company not later than 48 hours before the meeting. A form of proxy is provided with this notice.

FIRST AUSTRALIAN RESOURCES LIMITED

ACN 009 117 293

EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared for the information of members of First Australian Resources Limited ("**FAR**" or "**Company**") in connection with the business to be conducted at the General Meeting of members to be held at FAR's offices at 1st Floor, 87 Colin Street, West Perth, Western Australia on Tuesday 19 March 2002 at 10.00am.

This Explanatory Memorandum should be read in conjunction with the accompanying Notice of Meeting.

This Explanatory Memorandum consists of the following sections:

1. Introduction and Overview
2. Resolution 1 – Ratification of Previous Placement
3. Resolution 2 – Approval to issue securities

1. INTRODUCTION AND OVERVIEW

1.1 Matters to be Considered at this Meeting

This Explanatory Memorandum deals with the following matters to be considered at the Meeting to be held on 19 March 2002:

(a) the ratification of the previous placement of 9,200,000 Shares and 4,600,000 attaching options at $0.14 per Share (Resolution 1);

(b) an approval to issue up to 30,000,000 Shares together with up to 30,000,000 Options (Resolution 2);

2. RESOLUTION 1 – RATIFICATION OF PREVIOUS PLACEMENT

In May 2001, FAR placed 9,200,000 Shares and 4,600,000 attaching Options each at $0.14, to raise $1,288,000 in additional working capital, with the following parties:

1. Obena Ridge Pty Ltd	500,000	250,000
2. National Australia Limited (Floreat Fund Ltd)	1,400,000	700,000
3. Richard Ian and Denise Fairley	100,000	50,000
4. Grosvenor Pirie Mgmt Ltd	900,000	450,000
5. Link Traders Pty Ltd	1,000,000	500,000
6. Hurst Pollock Noms Pty Ltd	500,000	400,000

7. Catholic Church Ins Ltd	700,000	350,000
8. Bretred Pty Ltd	700,000	350,000
9. Noble Pacific Ltd	200,000	100,000
10. Hamburger, Herman George	200,000	100,000
11. P Grenville Schoch	200,000	100,000
12. Douglas Financial Consultants Pty Ltd	150,000	75,000
13. Hoi Constructions Pty ltd	200,000	100,000
14. Rowshell Pty Ltd	150,000	75,000
15. Stadjoy Pty Ltd	200,000	100,000
16. Yelrif Investments Pty Ltd	300,000	150,000
17. Bruce Birnie Pty Ltd	300,000	150,000
18. A I McClean Pty Ltd	300,000	150,000
19. William Henry Hernstadt	400,000	200,000
20. Kalgoorlie Mine Management	300,000	150,000
21. Ross Asset Management	200,000	100,000
22. Global Change Limited	200,000	100,000
23. Katarina Corporation Pty Ltd	100,000	50,000
24. Colvic Pty Ltd	200,000	100,000
Total	**9,200,000**	**4,600,000**

The purpose of seeking shareholder approval of this share and option issue (which has already been made) is to effectively reinstate the maximum limit under the Listing Rules on the number of shares that FAR may issue in any 12 month period without shareholder approval.

The shares and options that have been issued to the above named parties have been issued on the same terms and conditions as FAR's existing Shares and Options on issue.

The $1,288,000 raised from the issue is being used for general working capital purposes.

All directors recommend that shareholders vote in favour of resolution 1.

3. RESOLUTION 2 – APPROVAL TO ISSUE SECURITIES

3.1 Terms of Placement and Listing Rule Requirements

ASX Listing Rule 7.1 provides, in summary, that a listed company may not issue equity securities in any 12 month period which exceed 15% of the number of issued securities of the company held at the beginning of the 12 month period, except with the prior approval of members of the company in general meeting of the precise terms and conditions of the proposed issue.

The number of Shares and Options to be issued under the Placement will exceed the 15% threshold and, accordingly, FAR is required to seek member approval under ASX Listing Rule 7.1 before issuing any of these securities. For the purpose of shareholder approval of the Placement under the Listing Rules, the following additional information is provided:

(a) FAR will issue a maximum of 30,000,000 Shares and up to a maximum of 30,000,000 attaching Options to clients of Far East Capital Limited;

(b) FAR will grant the Shares and Options no later than 3 months after the Meeting;

(c) the Shares will be issued at the higher of $0.12 per share and a price of 80 percent of the average market price of ordinary shares calculated over the last 5 days on which sales in the Company's shares were recorded before the day on which the shares are issued or if a prospectus relating to the issue is issued, over the last 5 days on which sales in the Company's securities were recorded before the date the prospectus is signed. The Options will be attaching free options issued to persons who subscribe for the shares;

(d) The Shares will be issued ordinary shares and the Options will be the same as the current listed options with each option exercisable at $0.14 if exercised on or before 31 July 2002 or exercisable at $0.20 if exercised between 1 August 2002 and 31 July 2003 and otherwise on the terms set out in Schedule 1 to this Explanatory Memorandum;

(e) The funds raised by the issue will be used for ongoing exploration including funding of the Company's share of costs in the upcoming well offshore China

(f) The securities will be allotted progressively as and when application forms and subscription monies are received.

3.2 ASX Quotation of Placement Shares and Options

Application for official quotation of the Placement Shares and Options issued under the Placement will be made by FAR in accordance with the Corporations Act and the Listing Rules.

3.3 No Participation by Directors in the Placement

None of the Directors will be participating in the placement.

3.4 Directors recommendation

All Directors recommend that shareholders vote in favour of Resolution 2.

4. GLOSSARY OF TERMS

In this Explanatory Memorandum the following expressions have the following meanings:

"ASIC" means the Australian Securities and Investments Commission.

"Associate" has the meaning given to it by Division 2 of Part 1.2 of the Corporations Act.

"ASX" means Australian Stock Exchange Limited.

"Business Day" has the meaning ascribed to that term in the Listing Rules.

"FAR" means First Australian Resources Limited **ACN 009 117 293**

"Directors" means the directors of FAR from time to time.

"Listing Rules" means the listing rules of ASX.

"Meeting" means the general meeting of shareholders of FAR convened by this Notice.

"Notice" or **"Notice of Meeting"** means the notice of general meeting which accompanies this Explanatory Memorandum.

"Option" means an option to subscribe for Shares with each option exercisable at $0.14 on or before 31 July 2002 or exercisable at $0.20 if exercised between 1 August 2002 and 31 July 2003 and otherwise on the terms set out in Schedule 1 to this Explanatory Memorandum.

"Resolution" means a resolution referred to in the Notice of Meeting.

"Share" means a fully paid ordinary share in the capital of FAR.

SCHEDULE 1

TERMS AND CONDITIONS OF OPTIONS

The terms and conditions of the Options to be issued pursuant to this Prospectus are as follows:

1. The options will expire on 31 July 2003 ("**Expiry Date**").

2. The exercise price of each option is $0.14 if exercised on or before 31 July 2002 or $0.20 (twenty cents) if exercised from 1 August 2002 and on or before 31 July 2003 ("**Exercise Price**").

3. Each option exercised will entitle the holder to one Share in the capital of the Company.

4. The options may be exercised at any time prior to the Expiry Date, in whole or in part, upon payment of the Exercise Price per option.

5. Exercise of the options is effected by completing the notice of exercise of options form and forwarding it to the Company, together with payment of the relevant Exercise Price.

6. All Shares issued upon exercise of the options will rank pari passu in all respects with the Company's then existing Shares.

7. There are no participating rights or entitlements inherent in the options and holders will not be entitled to participate in new issues of securities offered to Shareholders of the Company during the currency of the options. Subject to paragraph 8, an optionholder is required to exercise the options in order to participate in any new issue of securities offered to Shareholders by the Company for subscription on a pro rata basis. Optionholders will be provided written notice of the terms of the pro rata offer to Shareholders and afforded that period of time as required by the Listing Rules of ASX before the record date to determine entitlements to the offer to exercise their options.

8. If from time to time, on or prior to the Expiry Date the Company makes a bonus issue of securities to the holders of Shares in the Company (a "**Bonus Issue**"), then upon exercise of his or her options an optionholder will be entitled to have issued to him or her (in addition to the Shares which he or she is otherwise entitled to have issued to him or her upon such exercise) that number of securities which would have been issued to him or her under that bonus issue if the options had been exercised before the record date for the Bonus Issue.

9. In the event of any reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of the Company, on or prior to the Expiry Date, the options will be reorganised in accordance with the Listing Rules of ASX.

10. Options are transferable, subject to the requirements of the Listing Rules of ASX concerning any options classified as restricted securities.

11. Shares allotted and issued pursuant to the exercise of an option will be allotted and issued not more than 14 days after the receipt of a properly executed notice of exercise of option and the application monies. The Company will apply for official quotation of Shares issued pursuant to the exercise of options, in accordance with the Listing Rules.

12. Application will be made for official quotation of the options on ASX.

REGISTERED OFFICE
LEVEL 1, 87 COLIN ST
WEST PERTH, WA 6005

ADDRESS ALL CORRESPONDENCE TO:
ADVANCED SHARE REGISTRY SERVICES
PO BOX 6283 EAST PERTH WA 6892

FIRST AUSTRALIAN RESOURCES LIMITED ABN 41 009 117 293

PROXY FORM

I/We

Being a Member/Members of First Australian Resources Limited (ABN 41 009 117 293) hereby appoint:

NAME OF PROXY

OR The Chairman of the Meeting X

If the proxy form is signed but no proxies are named it will be taken to mean that the Chairman of the Meeting is appointed as the Member's proxy to vote for the Member on the Member's behalf at the General Meeting of the Company to be held at Level 1, 87 Colin Street, West Perth, W.A. 6005 on Tuesday, 19th March 2002, at 10.00am and at any meeting held subsequent and pursuant to an adjournment of that meeting.

If you wish to appoint two proxies state here the percentage of your voting rights applicable to this form %

SIGNED

Individual or First Shareholder	Shareholder 2	Shareholder 3
Director/Company Secretary	Director	Sole Director/Company Secretary

DATED this ______ **day of** ______ **2002**

Executed under Common Seal
(if applicable)

If convenient please provide your telephone number in case we need to contact you

☎

INSTRUCTIONS TO PROXY – Please mark your preference with an X

ORDINARY BUSINESS	For	Against	Abstain
Item 1: Ratification of Security Issue	☐	☐	☐
Item 2: Authority to issue Securities.	☐	☐	☐

By marking the box below, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and the votes cast by him other than as proxy will be disregarded because of that interest. **The Chairman intends to vote any undirected proxies in favour of the resolutions.**

☐

Please refer to notes on appointment of proxy overleaf
Please return this proxy form to the Company as soon as possible, but in any event no later than 10.00am on 15th March 2002.